LEVON RESOURCES LTD.

Suite 400 – 455 Granville Street

Vancouver, BC V6C 1T1

Ph: (604) 682-3701

Fax: (604) 682-3600

www.levon.com

ir@levon.com

March 22, 2007	TSX-V Trading symbol: LVN
U.S. OTC symbol: LVNVF
Berlin & Frankfurt LO9

Levon Resources Ltd. has arranged a private placement of 487,572 units at a price of $0.35 per unit, each unit consisting of one common share and one transferable share purchase warrant. Each warrant will entitle the investor to purchase one additional share at a price of $0.40 for one year from the date of closing.

The net proceeds of the offering will be used for exploration and general working capital requirements.

The above transactions will be subject to regulatory approval.

On Behalf of the Board:

“Ron Tremblay”

____________________

Ron Tremblay, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.